UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-13

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                               SPRINT CORPORATION
                                (Name of Issuer)

              PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
                Kevin Copp, Head of International Legal Affairs,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                                 France Telecom
                                  Eric Bouvier,
      Senior Vice-President and Head of Mergers and Acquisitions Department
                 6 place d'Alleray, 75505 Paris Cedex 15, France

                            Phone (33-1) 44-44-01-59
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Deutsche Telekom AG
                     IRS Identification Number: N/A

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a)  [ ]
                                               (b)  [X]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

                     NA

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Germany

         NUMBER OF   7     SOLE VOTING POWER
          SHARES           o    43,118,018 shares of Class A
       BENEFICIALLY             Common Stock (equivalent in
         OWNED BY               voting power to 7,807,122 shares
           EACH                 of Series 3 PCS Common Stock)
         REPORTING
       PERSON WITH   8     SHARED VOTING POWER
                                0


                     9     SOLE DISPOSITIVE POWER
                           o    43,118,018 shares of Class A
                                Common Stock (equivalent in
                                voting power to 7,807,122 shares
                                of Series 3 PCS Common Stock)

                    10     SHARED DISPOSITIVE POWER
                                0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,118,018 shares of Class A Common Stock
      (equivalent in voting power to 7,807,122 shares of Series 3 PCS Common Stock).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50% of Class A Common, estimated to represent approximately 0.51% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock beneficially owned by DT were converted into Series 1 PCS Common Stock, the Class A Common Stock beneficially owned by DT would represent approximately 0.8% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 1.11% of the aggregate voting power of all series of PCS Common Stock outstanding). (If the Class A Common Stock beneficially owned by FT were also converted into Series 1 PCS Common Stock, the Class A Common Stock beneficially owned by DT would represent approximately 0.78% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 1.08% of the aggregate voting power of all series of PCS Common Stock outstanding)).

14    TYPE OF REPORTING PERSON*
                     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     France Telecom
                     IRS Identification Number: N/A

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a)  [ ]
                                               (b)  [X]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

                     NA

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     France

         NUMBER OF   7     SOLE VOTING POWER
          SHARES           o    43,118,018 shares of Class A
       BENEFICIALLY             Common Stock (equivalent in
         OWNED BY               voting power to 21,559,009 shares
           EACH                 of Series 3 PCS Common Stock)
        REPORTING
       PERSON WITH         o    34,441,023 shares of Series 3
                                PCS Common Stock

                     8     SHARED VOTING POWER
                                0


                     9     SOLE VOTING POWER
                     o    43,118,018 shares of Class A
                          Common Stock (equivalent in
                          voting power to 21,559,009 shares
                          of Series 3 PCS Common Stock)

                     o    34,441,023 shares of Series 3
                          PCS Common Stock

                    10     SHARED DISPOSITIVE POWER
                                0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,118,018 shares of Class A Common Stock
      (equivalent in voting power to 21,559,009 shares of Series 3 PCS Common Stock) and 34,441,023 shares of
      Series 3 PCS Common Stock.

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50% of Class A Common Stock and 100% of the Series 3 PCS Common Stock, estimated to represent approximately 3.64% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT were converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT would represent approximately 5.63% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 7.84% of the aggregate voting power of all series of PCS Common Stock outstanding). (If the Class A Common Stock beneficially owned by DT were also converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT would represent approximately 5.59% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 7.75% of the aggregate voting power of all series of PCS Common Stock outstanding)).

14    TYPE OF REPORTING PERSON*
                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 13 (this "Amendment") amends and supplements the
Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the
Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999, Amendment No. 7 to the Schedule 13D filed on July 6, 1999, Amendment No. 8 to the Schedule 13D filed on October 8, 1999, Amendment No. 9 to the Schedule 13D filed on January 10, 2000, Amendment No. 10 to the
Schedule 13D filed on January 25, 2000, Amendment No. 11 to the Schedule 13D filed on February 21, 2001 and Amendment No. 12 to the Schedule 13D filed on June 7, 2001 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom ("FT"), with respect to the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

ITEM 4.  PURPOSE OF THE ACQUISITION
         --------------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         On August 7, 2001, each of the Issuer, DT and NAB, a wholly-owned subsidiary of DT, entered into an underwriting agreement (the "Underwriting Agreement") dated August 7, 2001 with the underwriters represented by JP Morgan, Merrill Lynch & Co. and UBS Warburg LLC (together, the "Representatives"), a copy of which is incorporated herein by reference as an exhibit hereto. Pursuant to the Underwriting Agreement, among other things, NAB agreed to sell to the underwriters, acting through the Representatives, at a closing on August 10, 2001, an aggregate of 49,565,218 shares of Series 1 PCS Common Stock (the "Firm Shares") for resale pursuant to the Issuer's Registration Statement on Form S-3, File No. 333-65402, and the related prospectus dated August 7, 2001 filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a public offering price of $24.50 per share, less an underwriting discount of $0.6125 per share.

         Pursuant to the Underwriting Agreement, NAB also granted to the underwriters an option for up to 30 days to purchase up to an additional 7,434,782 shares of Series 1 PCS Common Stock (collectively, the "Option Shares") solely to cover over-allotments in connection with the sale of the shares of Series 1 PCS Common Stock. On August 14, 2001, the underwriters exercised this option.

         Pursuant to the Underwriting Agreement, the Issuer also is offering for sale additional shares of Series 1 PCS Common Stock and has granted the underwriters an over-allotment option for additional shares of Series 1 PCS Common Stock, all at the same price and on the same terms as the shares offered by NAB. The Issuer permitted NAB to participate in the offering contemplated by the Underwriting Agreement, notwithstanding the restrictions contained in the Offering Process Agreement, in accordance with a letter agreement dated August 7, 2001, a copy of which is attached as an exhibit hereto. FT has not participated in the offering contemplated by the Underwriting Agreement.

         The shares of Series 1 PCS Common Stock NAB sold to the underwriters at the closing on August 10, 2001 were obtained by NAB immediately prior to the sale by (i) converting, pursuant to Article SIXTH, Section 8.3(a) of the Issuer's Amended and Restated Certificate of Incorporation, 35,813,331 shares of Series 3 PCS Common Stock owned by NAB, into 35,813,331 shares of Series 1 PCS Common Stock, and (ii) causing the Issuer to issue in the name of NAB, pursuant to Article SIXTH, Sections 1.2(c) and 8.3(a) of the Issuer's Amended and Restated Certificate of Incorporation, 13,751,887 shares of Series 1 PCS Common Stock in respect of the shares of the Class A Common Stock owned by NAB.

         Following the issuance of Series 1 PCS Common Stock to NAB in respect of the Class A Common stock as described above, the par value of the Class A Common Stock owned by NAB was reduced to approximately $0.18 per share.

         The agreement between the Issuer, FT, DT and NAB entered into in November 1998 relating to certain withholding tax matters has recently been terminated.

         As previously disclosed, neither FT nor DT (including NAB) currently intends to remain a long-term stockholder of the Issuer and each of FT and DT (including NAB) expects to dispose of its remaining shares of the Issuer in an orderly manner in light of market conditions and subject to applicable legal requirements and contractual restrictions contained in the Amended and Restated Stockholders' Agreement, as amended, and the Offering Process Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

1.   Deutsche Telekom AG
     -------------------

(a-b) On August 10, 2001, DT (indirectly through NAB) was the beneficial owner of 43,118,018 shares of Class A Common Stock (50% of the outstanding Class A Common Stock), estimated to represent approximately 0.51% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 887,125,136 shares of Series 1 FON Common Stock, 617,763,852 shares of Series 1 PCS Common Stock (including the 20,434,782 shares sold by the Issuer in the offering contemplated by the Underwriting Agreement), 320,222,173 shares of Series 2 PCS Common Stock, 34,441,023 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer. If the Class A Common Stock beneficially owned by DT were converted into Series 1 PCS Common Stock, the Class A Common Stock beneficially owned by DT would have represented approximately 0.8% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 1.11% of the aggregate voting power of all outstanding series of PCS Common Stock). (If the Class A Common Stock beneficially owned by FT were also converted into Series 1 PCS Common Stock, the Class A Common Stock beneficially owned by DT would represent approximately 0.78% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 1.08% of the aggregate voting power of all outstanding series of PCS Common Stock)).

         By virtue of their relationship, DT (indirectly through NAB) and FT may be deemed to share dispositive power with respect to the securities of the Issuer beneficially owned by them. DT and NAB hereby disclaim beneficial ownership of the securities of the Issuer owned by FT and disclaim that they are members of a group with FT.

(c) Except as disclosed in Item 4 of this Amendment to the Schedule 13D, neither DT nor NAB, nor to the best knowledge of DT, any of the persons listed in
Schedule I hereto, nor either managing director of NAB, effected any transaction in the PCS Common Stock of the Issuer during the past 60 days.

(d) No one other than NAB is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by DT and NAB.

(e) As a result of the closing of the sale of the Firm Shares under the Underwriting Agreement on August 10, 2001, DT (indirectly through NAB) ceased to be the beneficial owner of more than 5% of all outstanding series of PCS Common Stock. See Item 5(1)(a-b) above.

2.   France Telecom
     --------------

(a-b) On August 10, 2001, FT was the beneficial owner of 43,118,018 shares of Class A Common Stock (50% of the outstanding Class A Common Stock) and 34,441,023 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 3.64% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the same basis described in numbered paragraph 1 of Item 5 above. If the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT were converted into Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT would have represented approximately 5.63% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 7.84% of the aggregate voting power of all outstanding series of PCS Common Stock). (If the Class A Common Stock beneficially owned by DT were also converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT would represent approximately 5.59% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 7.75% of the aggregate voting power of all outstanding series of PCS Common Stock)).

         By virtue of their relationship, FT and DT (indirectly through NAB) may be deemed to share dispositive power with respect to the securities of the Issuer beneficially owned by them. FT hereby disclaims beneficial ownership of the securities of the Issuer owned by DT (indirectly through NAB) and disclaims that it is a member of a group with DT and NAB.

(c) Except as disclosed in Item 4 of this Amendment to the Schedule 13D, neither FT, nor, to the best knowledge of FT, any of the persons listed in Schedule II hereto, effected any transaction in PCS Common Stock of the Issuer during the past 60 days.

(d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         --------------------------------------------------------
         WITH RESPECT TO SECURITIES OF THE ISSUER
         -----------------------------------------

         Item 6 of the Schedule 13D is hereby amended by adding at the end thereof the disclosure set forth in Item 4 of this Amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits:

         Exhibit 1 Underwriting Agreement dated August 7, 2001 among the Issuer, DT, NAB and the Representatives (incorporated herein by reference to Exhibit 1.2 to the Issuer's Current Report on Form 8-K dated August
                     8, 2001).

         Exhibit 2 Letter Agreement dated August 7, 2001 among the Issuer, DT and NAB.

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 13, 2001                DEUTSCHE TELEKOM AG

                                      By: /s/ Axel Lutzner
                                         ------------------------
                                         Name:  Axel Lutzner
                                         Title: Attorney-in-Fact

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 13, 2001                FRANCE TELECOM



                                      By: /s/ Eric Bouvier
                                         ------------------------
                                         Name:  Eric Bouvier
                                         Title: Senior Vice-President and
                                                Head of Mergers and Acquisitions
                                                Department